Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103

November 17, 2006

VIA OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attention:  Stephen Krikorian

Re:                             Advent Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 000-26994

Ladies and Gentlemen:

Advent Software, Inc. (the “Company” or “Advent” or “we”), submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated October 27, 2006, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K or Forms 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 52

1.              Your response to prior comment number 1 indicates that your disclosure on page 31 provides an adequate explanation of the reasons causing deferred revenues to increase under a term licensing model. However, this disclosure focuses on how revenue recognition is impacted under a term licensing model, not the impact on cash flows. Therefore, as you disclose the change from the perpetual to a term model has (and will)

increase deferred revenue, you should also discuss the underlying changes in your billing cycle and its impact on cash flows. We refer you to Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company has expanded its disclosure to further discuss the reasons causing deferred revenues to increase under a term licensing model in the Liquidity and Capital Resources section (see page 36) of our Form 10-Q for the quarter ended September 30, 2006 (filed on November 9, 2006):

“The increase in deferred revenue primarily reflected our continued transition to a term license model. Under the term license model, we generally bill and collect for a term arrangement in equal installments in advance of each annual period. These amounts are deferred at billing and recognized over the annual period. This has the effect of increasing deferred revenue when compared with a perpetual license model where no license revenue is deferred. See further discussion of the effects of our transition to a term model in the “Overview” section.”

In the “Overview” section of our Form 10-K for the fiscal year ended December 31, 2005, we disclosed the effects that the transition to a term license model has on our revenues. In our Form 10-Q for the quarter ended September 30, 2006, we have enhanced this disclosure to also disclose the effect on our operating cash flows (see page 20):

“The transition to a term model also has the effect of decreasing our operating cash flows in the early stages of the transition. Under perpetual pricing, the entire license fee is generally billed and collected at the commencement of the relationship. Under term pricing, a typical contract term is three years. We generally bill and collect license fees over the term of the arrangement in equal installments in advance of each annual period. The amount of the annual term billing is less than the perpetual billing resulting in lower cash flows in the initial term license period. Annual term billing results in an increase in deferred revenues and an increase in operating cash flows at the commencement of each annual billing period.”

As we continue in our transition to a predominantly term license model, we will continue to evaluate our disclosures surrounding this business trend in future filings.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 70

2.              We note your response to prior comment number 4 with respect to your revenue recognition policy for Geneva products sold under an “assets under administration”

model. Your response indicates that license revenue is determined in arrears based on the investment securities under administration as utilized by your customer. Tell how your policy for recognizing revenue complies with the allocation and recognition guidance of SOP 97-2. Clarify all the elements included in these arrangements. Clarify why the license fee is determined based on assets under administration and revenue is realized or realizable and earned based on this formula. That is, receipt of these fees appears to be the manner in which you are paid for the products and services provided to your customer. Explain why you believe that the receipt of fees correlates to the amount of fees earned. It appears your obligations in these arrangements are to deliver the products (and possibly services) and not to administer investment securities for your customer. As part of your response, tell us how your determination that the arrangement fee is fixed and determinable complies with the guidance of SOP 97-2, paragraphs 26 through 29. In addition, tell us when you typically begin to receive payment in these arrangements (e.g. after delivering all elements in the arrangement). Please indicate whether there are minimum or maximum fees that you earn in these arrangements.

Response:

The Company respectfully wishes to clarify for the Staff our revenue recognition policy for Geneva products sold under an Assets Under Administration (AUA) model.  This type of agreement is offered to our Fund Administration clients, providing them with a fee structure that is linked to AUA, and hence linked to their income from their clients.  Initially, software under an AUA arrangement was licensed on a perpetual basis and accordingly these arrangements included a license fee (based on a minimum AUA value), a fee for post customer support (PCS) based on a percentage of the initial license fee and professional services. Since the start of 2005, we have offered AUA pricing on a term license basis and have not signed any perpetual AUA arrangements.  Software under the term AUA arrangement includes a license fee bundled with a PCS fee and professional services.

An AUA arrangement establishes a mechanism for calculating incremental license fees based on the customer’s total AUA in excess of the minimum value.  Incremental fees are not applicable during the first year of an AUA agreement but apply in subsequent years.

AUA arrangements contain defined measurement periods within the term of the agreement for the purposes of calculating incremental AUA fees which are either quarterly or annual in duration.  Measurement of assets always occurs at the end of the measurement period, when it is determined if the client has exceeded the minimum AUA level, and accordingly whether incremental AUA fees are due.  It is at the completion of each measurement period that total AUA fees due to the Company can be calculated, and therefore become fixed or determinable, in accordance with paragraphs 26 through 29 of SOP 97-2 guidance.  Payment for the total quarterly or annual AUA fee is typically due net 30 from the date that AUA measurement is reported to us by the client.

For perpetual license AUA arrangements, the license fee is recognized on delivery if all the other revenue recognition criteria are met. The PCS is recognized ratably over the PCS period and the VSOE of fair value of PCS is established by a stated substantive renewal rate which is based on the license fee and is fixed and not affected by any subsequent incremental AUA fees. Revenue associated with professional services is recognized as the services are performed and VSOE of fair value for professional services is established by reference to separate sales of professional services to other customers. As incremental AUA fees for subsequent periods become due and payable, they are recorded as additional license revenue upon receipt of the client’s AUA report.

For term license AUA arrangements, the first-year term license fee includes bundled PCS and is recognized ratably over the term of the arrangement. If the term license AUA arrangement is sold with professional services then consistent with our existing policy, no revenue is recognized until the professional services have been substantially delivered and then we follow our policy of recording a catch-up adjustment for the elapsed period and then recognize the remaining first-year fee over the balance of the first year ratably. We currently have fewer than 10 customers under term license AUA arrangements. We deem the entire fee for the measurement determinable, due and payable upon receipt of the customer’s AUA report which is received quarterly or annually in arrears. As AUA fees for subsequent measurement periods become due and payable, they are recognized as revenue in the period in which the customer’s AUA report is received. We allocate the AUA fee based on the minimum AUA value between license and maintenance revenue (using our 55%:45% economic value split) and any incremental amount is recognized as license revenue.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 22

3.              We note your response to prior comment number 8 and we reissue and clarify the comment. Your response indicates you established VSOE of fair value of the single year term license based on the renewal rate of the term license. However, your disclosure indicates that you apply the residual method to this arrangement. Clarify the delivered element in this arrangement for which you have not established VSOE of fair value. Further, your disclosure indicates that this arrangement contains a maintenance element. Clarify how you considered the guidance of Section 5100.53 of the AICPA Technical Practice Aid when concluding that you were able to establish VSOE of fair value of the term license and maintenance elements. In this respect, clarify why you believe that a renewal rate for the term license would establish VSOE of fair value for the maintenance element. As part of your response, please tell us the term of the maintenance agreement. In addition, clarify when you recognize revenue for the term license and maintenance elements; that is, clarify whether you recognized revenue for the term license upon delivery or over the term of the license agreement.

Response:

The Company respectfully acknowledges that the disclosure in the Form 10-Q is inaccurate. For single-year term license arrangements (which are always comprised of both software and co-terminus PCS) and professional services, revenue is not allocated to any of the elements, either delivered or undelivered, using the residual method. The Company will correct this disclosure prospectively in future filings beginning with its Form 10-K for the year ending December 31, 2006. The Company would like to stress to the Staff that this disclosure was included as a result of a single-year term license being offered to just one customer in fiscal 2005.

Stated accurately, the entire arrangement fee is allocated to two elements based on VSOE of fair value for those respective elements. VSOE of fair value for the first element – the term license – is determined based upon the optional annual renewal rate that is included in the arrangement.  The customer has the ability to renew the license at that rate for two subsequent years (and hence pays the same price for each of three years, in total). The concept of using substantive renewal rates to establish VSOE of fair value is based in the accounting literature (such as Section 5100.44 of the AICPA Technical Practice Aid). We would clarify for the Staff that we exclusively sell our single-year term license automatically bundled with a co-terminus single year of PCS.  As a result, we consider a single-year term software license and a single year of term license PCS as a single element or a “term license” element.  We do not offer PCS on a single-year term license in any other configuration and it is not possible to license our software on a term basis without also purchasing PCS over a co-terminus period. For these reasons we consider them effectively one element and have accounted for them accordingly. VSOE of fair value for the second element – professional services – is established by reference to separate sales of professional services to other customers. We recognize the arrangement fee allocated to the term license (which includes the bundled PCS) ratably over the term of the arrangement (which is 12 months) and allocate the revenues between license and maintenance using our standard 55%:45% economic value split. We would stress that there is no up front revenue recognition for a “license” component.  We recognize professional services revenues as they are performed. We considered the guidance in Section 5100.53 of the AICPA Technical Practice Aid, but concluded that it was not applicable because “term license” PCS is not sold separately from a term license.

* * * * *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (415) 645-1134. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 556-0626, as well as that of Mr. Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ Graham V. Smith

Graham V. Smith
Chief Financial Officer

cc:	Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati Danny Wallace, PricewaterhouseCoopers LLP